# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marpai, Inc., CIK 0001844392
CUSIP: 571354109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 615 CHANNELSIDE DRIVE, SUITE 207, TAMPA, Florida (FL), 33602
Date of event which requires filing of this statement: 10/30/2025
Filed by CIK 0002149385
Persons authorized to receive notices and communications: Calvin Steven Mitchell, 4424 Ihles Road, Lake Charles, Louisiana (LA), 70605, 337-249-7168

## Reporting persons
- Calvin Steven Mitchell (CIK 0002149385): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,950,000; shared voting power 0; sole dispositive power 1,950,000; shared dispositive power 0; aggregate amount beneficially owned 1,950,000 (9.3% of the class)
  Comment: Rows 7, 9 and 11: (1) Calvin Steven Mitchell is the indirect beneficial owner of (i) 650,000 shares of Common Stock held of record by Benchmark Assets LLC, a Louisiana limited liability company owned and controlled by Mr. Mitchell, and (ii) vested warrants to purchase 1,300,000 shares of Common Stock held of record by Benchmark.
  
  Row 13 (2) Based on 19,655,611 shares of Common Stock outstanding as of October 20, 2025 and after giving effect to the Issuer's private placement of common stock and warrants on October 30, 2025.
- Benchmark Assets, LLC: type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); source of funds: working capital (WC); sole voting power 1,950,000; shared voting power 0; sole dispositive power 1,950,000; shared dispositive power 0; aggregate amount beneficially owned 1,950,000 (9.3% of the class)
  Comment: Rows 7, 9 and 11 - (1) Calvin Steven Mitchell is the indirect beneficial owner of (i) 650,000 shares of Common Stock held of record by Benchmark Assets LLC, a Louisiana limited liability company owned and controlled by Mr. Mitchell, and (ii) vested warrants to purchase 1,300,000 shares of Common Stock held of record by Benchmark.
  
  Row 13 - (2) Based on 19,655,611 shares of Common Stock outstanding as of October 20, 2025 and after giving effect to the Issuer's private placement of common stock and warrants on October 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Marpai, Inc.
Address of issuer's principal executive offices: 615 CHANNELSIDE DRIVE, SUITE 207, TAMPA, Florida (FL), 33602
Comment: This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.0001 per share ("Common Stock"), of Grow Capital, Inc., (the "Issuer"). The address of the Issuer's principal executive offices is 615 Channelside Drive, Suite 207, Tampa, Florida 33602.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly on behalf of Calvin Steven Mitchell and Benchmark Assets, LLC ("Benchmark") (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The business address for each of the Reporting Persons is 4424 Ihles Road, Lake Charles, LA 70605.
Present principal occupation or employment:
Calvin Steven Mitchell is the sole member and manager of Benchmark.

The principal occupation and employment of Calvin Steven Mitchell is partner and chief executive officer of the Mitchell Companies. The principal business address for Benchmark is 4424 Ihles Road, Lake Charles, LA 70605.
Criminal convictions in the last five years: None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.
Citizenship: Calvin Steven Mitchell is a citizen of the United States. Benchmark is a Louisiana limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Benchmark is the record owner of 650,000 shares of Common Stock (the "Shares") and warrants to purchase 1,300,000 shares of Common Stock (the "Warrants"), all of which were purchased by Benchmark on October 30, 2025 in a private placement conducted by the Issuer for an aggregate purchase price of $650,000. The Shares and Warrants were purchased from Benchmark's available working capital.

Mr. Mitchell is the indirect beneficial owner of the Shares and Warrants as the sole member and manager of Benchmark.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons believe that the Issuer is an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In connection therewith, and with a view of enhancing shareholder value, the Reporting Persons and their respective representatives expect, from time to time, to engage in discussions with the Issuer's management and the board of directors of the Issuer (the "Issuer Board"), with other current or prospective shareholders and other third parties regarding business strategy, operating performance and corporate governance of the Issuer. The Reporting Persons may exchange information with the Issuer or other persons pursuant to confidentiality or similar agreements. The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals with respect to, among other things, the foregoing matters, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions regarding the foregoing matters, before forming an intention to engage in such plans or actions.

Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Issuer Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock, including through exercise of the Warrants and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all the Shares and Warrants beneficially owned by them, in the public market, in privately negotiated transactions or otherwise with respect to their investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of October 30, 2026, Benchmark was the record beneficial owner and Mr. Mitchell was the indirect beneficial owner of 650,000 Shares and 1,300,000 Warrants of the Issuer, representing approximately 9.3% of the outstanding Common Stock of the Issuer. Mr. Mitchell has sole voting and dispositive power of all shares held by Benchmark.

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 19,655,611 shares of issued and outstanding Common Stock of the Issuer as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2025 and after giving effect to the Issuer's private placement of common stock and warrants on October 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Mitchell has sole voting and dispositive power with respect to the 650,000 Shares and 1,300,000 Warrants.
Transactions in the class effected during the past sixty days:
In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer's Common Stock:

On October 30, 2026, Benchmark purchased 650,000 Shares and 1,300,000 Warrants in a private placement from the Issuer for aggregate consideration of $650,000.
Other persons with the right to receive dividends or sale proceeds: No person other than Mr. Mitchell and Benchmark is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock of the Issuer reported hereby.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
None.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

## Signatures
- Calvin Steven Mitchell: /s/ Calvin Steven Mitchell, Calvin Steven Mitchell, Authorized Signatory (08/13/2026)
- Benchmark Assets, LLC: /s/ Calvin Steven Mitchell, Calvin Steven Mitchell, Authorized Signatory (08/13/2026)